legal & compliance, llc

laura aNTHONy, esq.

LAZARUS ROTHSTEIN, ESQ.

CHAD FRIEND, ESQ., LLM

SCOTT BUSCEMI, ESQ.

OF COUNSEL:

JOHN CACOMANOLIS, ESQ.

CRAIG D. LINDER, ESQ.

PETER P. LINDLEY, ESQ., CPA, MBA

STUART REED, ESQ.

MARC S. WOOLF, ESQ.

www.legalandcompliance.com WWW.SECURITIESLAWBLOG.COM WWW.LAWCAST.COM DIRECT E-MAIL: LANTHONY@LEGALANDCOMPLIANCE.COM

January 5, 2016

VIA ELECTRONIC EDGAR FILING

Justin Dobbie

Legal Branch Chief, Office of Transportation and Leisure

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	PF Hospitality Group, Inc.
Amendment No. 1 to Registration Statement on Form 10-12G
Filed December 2, 2015
File No. 000-51935

Dear Mr. Dobbie:

We have electronically filed herewith on behalf of PF Hospitality Group, Inc. (the “Company”) Amendment No. 2 to the above-referenced registration statement on Form 10-12G (“Amendment No. 2”). Amendment No. 2 is marked with < R > tags to show changes made from the previous filing. In addition, we have included a narrative response herein keyed to the comments of the staff of the Division of Corporation Finance (the “Staff”) set forth in the Staff’s comment letter to Vaughan Dugan dated December 16, 2015. We trust you shall deem Amendment No. 2 and the contents of this transmittal letter responsive to your comment letter.

Business, page 4

Comment 1: Please update to describe all material agreements and business developments including, if material, your agreement with Aramark, which you announced in a press release dated November 6, 2015, and your memorandum of understanding with EXO, which you announced in a press release dated December 2, 2015. In addition, please file all material agreements required to be filed by Item 601(b)(10) of Regulation S-K as exhibits to the next amendment of your registration statement.

Response:

Aramark

The Company notes the Staff’s comment and respectfully submits that Test License Agreement with Aramark was not material as defined in Item 601(b)(10) of Regulation S-K. Under the terms of this agreement, we granted to Aramark the non-exclusive right to operate Pizza Fusion restaurants within Aramark’s U.S. network of colleges, universities, sports complexes, healthcare facilities and entertainment venues at locations to be agreed on by us and Aramark. While the Company is exploring possible locations to be operated by Aramark within its network of locations, none have been selected and there are no financial obligations on the part of Aramark or rights to revenue by the Company until the parties agree on a location. Consequently, the Test License Agreement is a contract that ordinarily accompanies the kind of business conducted by the registrant and it does not fall within any of the categories enumerated in Items 601(b)(10)(ii)(A) through (D).

330 CLEMATIS STREET, #217 ● WEST PALM BEACH, FLORIDA ● 33401 ● PHONE: 561-514-0936 ● FAX 561-514-0832

Mr. Justin Dobbie

Securities and Exchange Commission

January 5, 2016

Furthermore, the Aramark Test License Agreement was one of the several initiatives the Company is under taking to broaden its reach into the hospitality space as generally discussed on page 4 of its Form 10. For this reason, the Company added the additional following disclosure on page 4 regarding the Company’s agreement with Aramark:

As part of this effort, we granted Aramark Food and Support Services Group, Inc. (“Aramark”) the non-exclusive right to operate Pizza Fusion restaurants within Aramark’s U.S. network of colleges, universities, sports complexes, healthcare facilities and entertainment venues at locations to be agreed on by us and Aramark pursuant to a Test License Agreement. No locations to be operated under this agreement have been identified as of the date of this report.

EXO:EXO, Inc.

With regard to EXO, the Company’s memorandum of understanding with EXO:EXO, Inc. (“EXO”) that was discussed in its December 2, 2015 press release was non-binding and therefore was not disclosed in the Company’s Form 10 nor was it filed as an exhibit. Subsequent to the December 2, 2015 press release, the Company signed a merger agreement and completed the merger with EXO. For this reason, the Company now believes it is appropriate to include on page 4 of Amendment No. 2 the following disclosure regarding the EXO stock exchange agreement as previously disclosed in the Company’s current report on Form 8-K filed with the Securities and Exchange Commission (the “Commission”) on December 22, 2015:

In addition, we are expanding our presence in the health and fitness space following our acquisition of EXO:EXO, Inc., (“EXO”), a designer and producer of active wear brands offered in national fitness retailers in the U.S. We acquired EXO pursuant to the terms of a stock exchange agreement (the “Stock Exchange Agreement”) we entered into and closed on with EXO and Sloane McComb (EXO’s sole shareholder) on December 16, 2015. Pursuant to the Stock Exchange Agreement we acquired all of the issued and outstanding shares of EXO common stock from Ms. McComb in exchange for (i) the issuance to Ms. McComb of 500,000 shares of our unregistered common stock, (ii) a payment of $25,000 to Ms. McComb, (iii) the payment of up to $20,000 to a third party for the payment of certain debts of EXO, and (iv) contingent consideration of up to 700,000 shares of our unregistered common stock in the following amounts upon attainment of EXO gross sales targets in any calendar year following the closing as follows: 100,000 shares if EXO attains gross sales of at least $250,000 but less than $500,000, an additional 150,000 shares if EXO attains gross sales of at least $500,000 but less than $750,000, an additional 200,000 shares if EXO attains gross sales of at least $750,000 but less than $1,000,000 and an additional 250,000 shares if EXO attains gross sales of at least $1,000,000 (the “Contingent Consideration”). In order earn the Contingent Consideration, Ms. McComb must be employed by us for the full calendar year during which the annual performance target has been achieved unless such target has been met prior to her separation. In addition to the purchase price, we agreed to invest $50,000 into EXO for inventory, marketing and working capital purposes. Pursuant to the Stock Exchange Agreement, EXO will be a wholly owned subsidiary of the Company upon the closing of the Stock Exchange.

In connection with the closing under the Stock Exchange Agreement, EXO entered into an employment agreement with Ms. McComb, pursuant to which Ms. McComb has been engaged as the President of EXO for a term commencing on the closing and ending on December 21, 2019, subject to automatic extensions if neither party has given the other notice that it does not wish to extend the agreement. Ms. McComb will receive an initial salary based on an annual rate to $40,000 for the balance of 2015, $45,000 for 2016 and $50,000 for 2017, and will receive a quarterly bonus equal to 20% EXO’s EBITDA in the prior quarter, and other benefits as determined by the company’s board of directors.

The Stock Exchange Agreement is listed in the exhibit index of Amendment No. 2 and incorporated by reference to the exhibit to the Company’s Current Report on Form 8-K filed with the Commission on December 22, 2015.

330 CLEMATIS STREET, #217 ● WEST PALM BEACH, FLORIDA ● 33401 ● PHONE: 561-514-0936 ● FAX 561-514-0832

Mr. Justin Dobbie

Securities and Exchange Commission

January 5, 2016

Comment 2: We note your response to our prior comment 4 and reissue. Please disclose the material terms of your joint venture agreement. In this regard, we note your press release dated October 28, 2015 that states that you have signed an agreement with Sub-Culture Restaurant Group in connection with your plans to open a Shaker & Pie restaurant in Boca Raton.

Response: The Company acknowledges the Staff’s comment and respectfully submits that no disclosure regarding a joint venture agreement is required in Amendment No. 2 as the Company has not yet entered into a definitive agreement regarding Shaker & Pie. Although the Company has been engaged in discussions with the principals of the Sub-Culture Restaurant Group, an unrelated third party, who have actively been involved in the concept, design, location and proposed management structure and financing of the planned Shaker & Pie restaurant in Boca Raton, Florida, a definitive written agreement has not been finalized. The Company is in the final stages of entering into a joint venture agreement with Sub-Culture Restaurant Group regarding the ownership, management and financing of Shaker & Pie. If and when the Company enters into a definitive material agreement relating to Shaker & Pie, the Company will disclose such agreement as required pursuant to the Commission’s rules.

Competition, page 6

Comment 3: We note your response to our prior comment 8 and reissue. Please clarify that other restaurants offer pizza made with natural and organic ingredients or tell us why you believe that your restaurants are unique in offering pizza made with such ingredients.

Response: The Company has revised its disclosure in Amendment No. 2 to read as follows (insertions are underlined and deletions are in strikethrough):

We believe that our direct competitors, pizza restaurants using ~~Because our offering of~~ natural and organic ingredients, constitute a small minority of operators within in ~~is unique to~~ the pizza industry~~, direct competitors are limited to a few brands, such as Zpizza, but we~~. We consider anyone in the fast-casual pizza space as competition and we consider operators such as Blaze, Pie Five, ~~and~~ Modmarket and Zpizza as our direct competitors within the natural and organic market.

Former Business Operations and Corporate Information, page 7

Comment 4: We note your revised disclosure in response to our prior comment 9. Please clarify the total number of shares and warrants you issued in connection with your merger with Pizza Fusion Holdings, Inc. In this regard, we note that you state that you acquired 100% of Pizza Fusion common shares and warrants in exchange for 17,117,269 shares of your common stock and warrants to purchase 13,797,242 shares of your common stock. However, you also state that 11,411,512 warrants were issued to acquire 100% of the common stock of Pizza Fusion and 2,385,730 shares were issued in exchange for previously issued and outstanding warrants of Pizza Fusion.

Response: In Amendment No. 2, the Company has revised its disclosure to clarify the total number of shares and warrants issued by the Company in connection with the merger with Pizza Fusion Holdings, Inc. The Company’s revised disclosure reads as follows (insertions are underlined and deletions are in strikethrough):

Effective July 1, 2015, we merged with Pizza Fusion Holdings, Inc. (“Pizza Fusion”), a franchisor of organic fare pizza restaurants. As a result of the merger, PF Hospitality Group has become a franchisor of pizza restaurants specializing in organic fare free of artificial additives, such as preservatives, growth hormones, pesticides, nitrates and trans fats. Pursuant to the terms of the May 26, 2015 merger agreement, we acquired 100% of the Pizza Fusion common shares and warrants in exchange for 17,117,268 shares of our common stock and warrants to purchase an aggregate of 11,411,512 shares of our common stock at $0.25 per share for a period of three years. In addition, the Company issued an aggregate of 2,385,730 warrants to acquire the Company’s common stock at $0.25 per share for a period of three years in exchange for previously issued and outstanding warrants to purchase Pizza Fusion Holdings, Inc. common Also, Pizza Fusion’s founders, Vaughan Dugan and Randy Romano, each purchased 21,441,366 shares of our common stock and 1,000,000 shares of our Series A preferred stock at a price of $.0001 per share. The shares are restricted and subject to the conditions set forth in Rule 144. Holders of convertible debt in the original principal amount of $65,600 agreed as part of the merger to limit the number of shares issuable upon conversion of to such debt to 40,000,000 shares of our common stock. Upon completion of the merger, Vaughan Dugan was appointed as our Chief Executive Officer and Randy Romano was appointed as President. Messrs. Dugan and Romano were also appointed to the Company’s board of directors. David Kugelman resigned from his position as Chief Executive Officer and Director.

330 CLEMATIS STREET, #217 ● WEST PALM BEACH, FLORIDA ● 33401 ● PHONE: 561-514-0936 ● FAX 561-514-0832

Mr. Justin Dobbie

Securities and Exchange Commission

January 5, 2016

If the Staff has any further comments regarding Amendment No. 2 or any subsequent amendments to the Company’s registration statement on Form 10-12G, please feel free to contact the undersigned.

Legal & Compliance, LLC

By:	/s/ Laura Anthony
Laura Anthony, Esq.

cc:	Theresa Messinese/U.S. Securities and Exchange Commission
Claire Erlanger/U.S. Securities and Exchange Commission
Sonia Bednarowski/U.S. Securities and Exchange Commission
Vaughan Dugan/PF Hospitality Group, Inc.

330 CLEMATIS STREET, #217 ● WEST PALM BEACH, FLORIDA ● 33401 ● PHONE: 561-514-0936 ● FAX 561-514-0832